                         REPORT OF INDEPENDENT AUDITORS

     We have audited the consolidated balance sheets of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1999. Company management is responsible for the preparation and content of the consolidated financial statements and the
Schedule II. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with professional standards prescribed by the German Institute of Certified Public Accountants (IDW) and in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The determination of audit procedures considers the knowledge about the group's business and legal environment as well as expectations about possible errors. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The audit also includes stating an opinion on assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

     Furthermore we confirm that the consolidated financial statements for the fiscal year from January 1, 1999 through December 31, 1999, are in compliance with the exemption rules for the preparation of consolidated financial statements according to German law.

Eschborn/Frankfurt am Main,
February 21, 2000

                                ARTHUR ANDERSEN
                        Wirtschaftsprufungsgesellschaft
                        Steuerberatungsgesellschaft mbH

               PROF. DR. WEBER                                     KLEIN
              Wirtschaftsprufer                              Wirtschaftsprufer

                             SAP AKTIENGESELLSCHAFT
                         CONSOLIDATED INCOME STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,
                       IN THOUSANDS EXCEPT PER SHARE DATA

                                        NOTE    1999 (2)       1999       1998 (1)     1997 (1)
                                        ----   ----------   ----------   ----------   ----------
                                                $ (000)      E (000)      E (000)      E (000)
  Software revenue...................           1,945,918    1,932,391    1,899,932    1,508,857
  Maintenance revenue................           1,170,196    1,162,062      819,824      531,057
                                               ----------   ----------   ----------   ----------
Product revenue......................           3,116,114    3,094,453    2,719,756    2,039,914
                                               ----------   ----------   ----------   ----------
  Consulting revenue.................           1,557,762    1,546,933    1,121,404      639,692
  Training revenue...................             397,239      394,478      412,221      296,512
                                               ----------   ----------   ----------   ----------
Service revenue......................           1,955,001    1,941,411    1,533,625      936,204
                                               ----------   ----------   ----------   ----------
Other revenue........................              74,869       74,349       62,233       45,655
                                               ----------   ----------   ----------   ----------
Total revenue........................    (4)    5,145,984    5,110,213    4,315,614    3,021,773
                                               ----------   ----------   ----------   ----------
  Cost of product....................            (530,339)    (526,653)    (372,365)    (234,413)
  Cost of service....................          (1,636,472)  (1,625,096)  (1,255,805)    (772,607)
  Research and development...........            (749,879)    (744,666)    (572,382)    (362,675)
  Sales and marketing................          (1,139,840)  (1,131,917)    (964,735)    (673,264)
  General and administration.........            (261,951)    (260,130)    (207,541)    (186,041)
  Other operating income/expenses,
     net.............................    (5)      (25,750)     (25,571)     (41,992)     (17,544)
                                               ----------   ----------   ----------   ----------
Total operating expenses.............    (6)   (4,344,231)  (4,314,033)  (3,414,820)  (2,246,544)
                                               ----------   ----------   ----------   ----------
Operating income.....................             801,753      796,180      900,794      775,229
Other non-operating income/expenses,
  net................................    (7)      (51,365)     (51,008)      17,186       (8,548)
Finance income, net..................    (8)      236,821      235,175       13,972       29,744
                                               ----------   ----------   ----------   ----------
Income before income taxes...........             987,209      980,347      931,952      796,425
                                               ----------   ----------   ----------   ----------
Income taxes.........................    (9)     (379,051)    (376,416)    (403,469)    (348,626)
Minority interest....................              (2,950)      (2,930)      (1,539)      (1,148)
                                               ----------   ----------   ----------   ----------
Net income...........................             605,208      601,001      526,944      446,651
                                               ==========   ==========   ==========   ==========
Earnings per share
Basic................................   (10)
  Ordinary shares....................                5.77         5.73         5.03         4.28
  Preference shares..................                5.80         5.76         5.07         4.33
Diluted..............................   (10)
  Ordinary shares....................                5.75         5.71         5.00         4.24
  Preference shares..................                5.75         5.71         5.02         4.24

---------------
(1) The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

(2) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $ 1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                       NOTE    1999(2)      1999       1998(3)
                                                       ----   ---------   ---------   ---------
                                                               $(000)      E(000)      E(000)
ASSETS
Intangible assets...................................   (11)     120,724     119,885      74,607
Property, plant & equipment.........................   (12)     799,836     794,276     645,412
Financial assets....................................   (13)     614,084     609,815     183,918
                                                              ---------   ---------   ---------
Fixed assets........................................          1,534,644   1,523,976     903,937
                                                              ---------   ---------   ---------
Inventories.........................................   (14)       3,160       3,138       2,772
Accounts receivable.................................   (15)   1,858,315   1,845,397   1,572,730
Accounts due from related parties...................                224         222         329
Other assets........................................   (16)     310,066     307,911      92,829
                                                              ---------   ---------   ---------
  Accounts receivable and other assets..............          2,168,605   2,153,530   1,665,888
                                                              ---------   ---------   ---------
Liquid assets.......................................   (17)     815,949     810,277     670,217
                                                              ---------   ---------   ---------
Short-term assets...................................          2,987,714   2,966,945   2,338,877
                                                              ---------   ---------   ---------
Deferred taxes......................................            286,283     284,293     182,483
Prepaid expenses and deferred charges...............   (18)      52,036      51,675      20,638
                                                              ---------   ---------   ---------
Total assets........................................          4,860,677   4,826,889   3,445,935
                                                              =========   =========   =========
(thereof current assets)............................          3,540,178   3,515,569   2,453,982

SHAREHOLDERS' EQUITY AND LIABILITIES
Subscribed capital(1)...............................   (19)     269,680     267,805     267,315
Additional paid-in capital..........................   (20)     251,109     249,364     243,035
Retained earnings...................................          1,710,117   1,698,229   1,263,560
Other comprehensive income..........................            346,365     343,957      44,357
                                                              ---------   ---------   ---------
Shareholders' equity................................          2,577,271   2,559,355   1,818,267
                                                              ---------   ---------   ---------
Minority interests..................................              8,798       8,737       7,233
                                                              ---------   ---------   ---------
Special reserves for capital investment subsidies
  and allowances....................................   (21)         167         166         135
Pension liabilities and similar obligations.........   (22)      11,669      11,588      14,445
Other reserves and accrued liabilities..............   (23)   1,275,427   1,266,561     699,056
                                                              ---------   ---------   ---------
  Reserves and accrued liabilities..................          1,287,096   1,278,149     713,501
                                                              ---------   ---------   ---------
Bonds...............................................   (24)       1,272       1,263       1,752
Other liabilities...................................   (25)     673,919     669,235     597,802
                                                              ---------   ---------   ---------
  Other liabilities.................................            675,191     670,498     599,554
Deferred income.....................................   (26)     312,154     309,984     307,245
                                                              ---------   ---------   ---------
Total shareholders' equity and liabilities..........          4,860,677   4,826,889   3,445,935
                                                              =========   =========   =========
(thereof current liabilities).......................          1,796,401   1,783,914   1,457,585

---------------
(1) Includes contingent capital of E 1,263 thousand and E 1,753 thousand as of December 31, 1999 and 1998, respectively.

(2) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $ 1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

(3) The 1998 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  NUMBER OF
                                SHARES ISSUED                                   OTHER       ADDITIONAL
                                     AND        COMPREHENSIVE   RETAINED    COMPREHENSIVE    PAID-IN     SUBSCRIBED
                                 OUTSTANDING       INCOME       EARNINGS       INCOME        CAPITAL      CAPITAL       TOTAL
                                -------------   -------------   ---------   -------------   ----------   ----------   ---------
                                                 E (000)         E (000)     E (000)        E (000)      E (000)       E (000)
January 1, 1997..............      103,507                        567,267       14,035       192,964      264,612     1,038,878
                                   -------
Net income...................                      446,651        446,651                                               446,651
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                        2,487
  Currency translation
    adjustment...............                       49,050
                                                   -------
  Other comprehensive
    income...................                       51,537                      51,537                                   51,537
                                                   -------
Comprehensive income.........                      498,188
                                                   =======
Convertible bonds
  exercised..................          795                                                    38,411        2,033        40,444
Dividends....................                                    (122,808)                                             (122,808)
Other........................                                      (4,799)                     1,174                     (3,625)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1997............      104,302                        886,311       65,572       232,549      266,645     1,451,077
                                   -------                      ---------      -------       -------      -------     ---------
Net income...................                      526,944        526,944                                               526,944
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                       31,991
  Currency translation
    adjustment...............                      (53,206)
                                                   -------
  Other comprehensive
    income...................                      (21,215)                    (21,215)                                 (21,215)
                                                   -------
Comprehensive income.........                      505,729
                                                   =======
Convertible bonds
  exercised..................          262                                                    12,468          670        13,138
Dividends....................                                    (150,429)                                             (150,429)
Other........................                                         734                     (1,982)                    (1,248)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1998............      104,564                      1,263,560       44,357       243,035      267,315     1,818,267
                                   -------                      ---------      -------       -------      -------     ---------
Net income...................                      601,001        601,001                                               601,001
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                      224,127
  Currency translation
    adjustment...............                       90,628
  Additional minimum pension
    liability................                       (1,625)
  Cash flow hedges...........                      (13,530)
                                                   -------
  Other comprehensive
    income...................                      299,600                     299,600                                  299,600
                                                   -------
Comprehensive income.........                      900,601
                                                   =======
Convertible bonds
  exercised..................          192                                                     9,307          490         9,797
Dividends....................                                    (165,473)                                             (165,473)
Other........................                                        (859)                    (2,978)                    (3,837)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1999............      104,756                      1,698,229      343,957       249,364      267,805     2,559,355
                                   -------                      ---------      -------       -------      -------     ---------

---------------
(1) Taxes related to other comprehensive income are E 142,563 thousand, E 25,944 thousand and E 1,866 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                NOTE    1999(1)       1999      1998(2)     1997(2)
                                                                ----    --------    --------    --------    --------
                                                                         $(000)      E(000)      E(000)      E(000)
Net income..................................................             605,208     601,001     526,944     446,651
  Minority interest.........................................               2,951       2,930       1,539       1,148
  Depreciation and amortization.............................             173,889     172,680     139,836     101,298
  Write-up of property, plant and equipment.................                  --          --          --         (52)
  Gain on disposal of property, plant and equipment.........               1,072       1,065        (692)     (1,057)
  Write-downs of financial assets...........................               2,255       2,239       2,094       1,437
  Write-up of financial assets..............................                (617)       (613)       (553)       (441)
  Change in pension reserves................................              (6,357)     (6,313)      3,081       5,130
  Change in other long-term liabilities.....................              95,153      94,492     (28,375)     13,006
  Change in deferred taxes..................................              14,817      14,714     (92,061)    (41,574)
  Change in inventories.....................................                (369)       (366)      1,070         145
  Change in accounts receivable and other assets............            (491,055)   (487,642)   (268,685)   (542,855)
  Change in short-term liabilities..........................             209,143     207,689     175,832     235,150
  Change in long-term liabilities...........................              64,938      64,487     129,201     163,409
  Change in prepaid expenses and deferred charges...........             (31,254)    (31,037)     (1,736)     (9,331)
  Change in deferred income.................................               2,758       2,739      27,451      88,365
                                                                        --------    --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    (27)     642,532     638,065     614,946     460,429
                                                                        --------    --------    --------    --------
Purchase of intangible assets and property, plant and
  equipment.................................................            (356,708)   (354,228)   (388,588)   (289,873)
Purchase of financial assets................................             (97,054)    (96,380)    (38,838)    (40,446)
Changes in the scope of consolidation.......................              (2,026)     (2,012)         --          --
Proceeds from disposal of fixed assets......................              50,385      50,035      35,009      43,656
Change in special reserves for capital Investment subsidies
  and allowances............................................                  31          31         (78)        180
Change in liquid assets (maturities greater than 90 days)...             (51,815)    (51,455)    155,084     (31,086)
                                                                        --------    --------    --------    --------
NET CASH USED BY INVESTING ACTIVITIES.......................    (28)    (457,187)   (454,009)   (237,411)   (317,569)
                                                                        --------    --------    --------    --------
Dividends paid..............................................            (166,631)   (165,473)   (150,429)   (122,809)
Proceeds from premium on convertible bonds..................               9,372       9,307      12,468      38,411
Other changes to additional paid-in capital.................              (2,999)     (2,978)     (1,982)      1,174
Proceeds from the increase in capital stock from the
  exercise of the conversion rights.........................                 493         490         670       2,033
Payments made on the conversion of the convertible bonds....                (492)       (489)       (657)     (2,023)
Proceeds from the issuance of long-term debt................                  --          --      24,596         162
Principal payments made on long-term debt...................                (289)       (287)       (103)        (30)
                                                                        --------    --------    --------    --------
NET CASH USED IN FINANCING ACTIVITIES.......................    (29)    (160,546)   (159,430)   (115,437)    (83,082)
                                                                        --------    --------    --------    --------
Effect of foreign exchange rates on cash....................              64,426      63,979     (46,599)     44,380
NET INCREASE IN CASH AND CASH EQUIVALENTS...................              89,225      88,605     215,499     104,158
                                                                        --------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR......             625,202     620,856     405,357     301,199
                                                                        --------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR............    (17)     714,427     709,461     620,856     405,357
                                                                        ========    ========    ========    ========

---------------
(1) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

(2) The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFCANT ACCOUNTING PRINCIPLES

  (1)  BASIS OF PRESENTATION

     The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company"), have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     In 1998 and 1997 the consolidated financial statements were prepared in accordance with accounting principles generally accepted in Germany ("German GAAP") with a reconciliation to U.S. GAAP. For purposes of the 1999 presentation, the 1998 and 1997 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes. The consolidated income statements have been presented using the cost of sales format. Certain reclassifications were made to prior year amounts to conform them to the current year presentation.

     SAP is using the relief outlined in section 292a of the German Commercial Code ("HGB"), which exempts companies from preparing consolidated financial statements in accordance with German GAAP if the consolidated financial statements are prepared in accordance with an internationally accepted accounting principle (i.e. U.S. GAAP or International Accounting Standards). A description of the significant differences between US GAAP and HGB is set forth in note 36.

     Effective January 1, 1999 the Company converted its internal and external reporting to the euro and, therefore, restated the consolidated financial statements to euro using the exchange rate as of January 1, 1999. Accordingly, the Deutsche Mark ("DM") consolidated financial statements for each period prior to 1999 have been restated to euro ("E") using the official fixed DM/E exchange rate as of January 1, 1999, of E 1.00 = DM 1.95583. SAP's restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in DM. All euro financial data that has been presented in U.S. Dollars ("$" or "Dollars") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999, which was E 1.00 per $1.007.

  (2)  SCOPE OF CONSOLIDATION

     The consolidated financial statements include SAP AG and subsidiaries in which SAP AG holds, directly or indirectly, a majority of the voting rights.

     The following table summarizes the number of companies included in the consolidated financial statements:

                                                             GERMAN    FOREIGN    TOTAL
                                                             ------    -------    -----
December 31, 1998........................................       7         45        52
Additions................................................       4          6        10
Disposals................................................      --         --        --
                                                              ---        ---       ---
December 31, 1999........................................      11         51        62
                                                              ===        ===       ===

     Three companies in which SAP AG directly holds between 20% and 50% of the voting rights ("associated companies") are reported under the equity method.

     The impact of including new companies in the consolidated financial statements during 1999 does not limit comparability of the annual financial statements with those of the previous years.

     All affiliated companies and other associated companies are listed on page F-40 to F-42 with ownership percentages, revenues, net income, equity, and numbers of employees.

  (3)  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICIES

     The Company accounts for its business combinations using the purchase accounting method. At the date of acquisition differences between acquisition costs and attributable shareholders' equity are first allocated to identifiable assets acquired or liabilities assumed to the extent of their fair market values. Any remaining goodwill is capitalized as an intangible asset and amortized using the straight-line method over its estimated useful life.

     Intercompany receivables, payables, revenues, expenses and profits among the consolidated companies are eliminated. Deferred taxes are calculated for consolidation entries affecting income. Minority interest is identified for subsidiaries not wholly owned by the parent company. Goodwill arising from associated companies' equity is calculated based upon the same principles.

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CURRENCY TRANSLATION

     The financial statements of the fully consolidated foreign subsidiaries are translated according to the functional currency method. Since all subsidiaries are economically independent, and thus their functional currency is the local currency, their balance sheets are translated into the Group's functional currency at median rates on the balance sheet date ("closing rate") and their income statements are translated at annual average rates. Differences from the prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement do not affect income. The effects of foreign currency translation are included in other comprehensive income in the consolidated statements of changes in shareholders' equity.

     Assets and liabilities denominated in foreign currencies are translated at the closing rate with resulting gains and losses reflected in income.

     The exchange rates of key currencies affecting the Group changed as follows:

                                                        CLOSING RATE
                                                     AT DECEMBER 31, TO    ANNUAL AVERAGE EXCHANGE TO
                                                           E 1.00           E 1.00 FOR THE YEAR ENDED
                                                     -------------------   ---------------------------
CURRENCY                                  ISO CODE     1999       1998      1999      1998      1997
--------                                  --------   --------   --------   -------   -------   -------
U.S. Dollar............................     USD       1.0028     1.1691    1.0595    1.1196    1.1259
Japanese Yen...........................     JPY       102.51     134.84    119.28    147.61    136.69
British Pound..........................     GBP       0.6202     0.6990    0.6525    0.6762    0.6864
Canadian Dollar........................     CAD       1.4574     1.8160    1.5582    1.6735    1.5639
Australian Dollar......................     AUD       1.5570     1.9119    1.6349    1.8076    1.5274

---------------
    The exchange rates for 1998 and 1997 have been restated for comparative purposes at the fixed rate of E 1.00 = DM 1.95583.

REVENUE RECOGNITION

     The Company recognizes software revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which is effective for transactions entered into in fiscal years beginning after December 15, 1997. Because prior to the issuance of SOP 97-2 the Company had not previously issued financial information or financial statements on a U.S. GAAP basis, SOP 97-2 has been applied for all years reported.

     In accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. The Company allocates a portion of its software revenues to post-contract support activities or other services or products provided to the customer free of charge or at non-standard discounts when included under the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products.

     Revenues from post-contract support are recognized ratably over the term of the maintenance contract on a straight-line basis. Consulting and training services are generally recognized at the time the service is performed. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the contract has been executed, delivery of the software has occurred, fees are fixed and determinable and collection is probable. In instances where the aforementioned criteria have not been met both the license and the consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns and allowances.

     In limited instances, the Company will enter into fixed fee consulting arrangements. Revenues under such arrangements are recognized using the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

RESEARCH AND DEVELOPMENT

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available for sale. Historically such costs have not been material. Development costs incurred prior to achieving technological feasibility are expensed as incurred.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

     Purchased intangible assets are recorded at cost and amortized on a straight-line basis over a maximum of five years. All existing goodwill included in the consolidated financial statements is derived from the acquisition of software related companies and is amortized on a straight-line basis over its estimated life of five years. In 1997, the Company expensed E 4.0 million of acquired in-process research and development costs relating to software products for which technological feasibility had not yet been established at the date of acquisition. Acquisitions in 1999 and 1998 did not result in a charge for in-process research and development.

     Property, plant and equipment are shown at cost less accumulated depreciation, where appropriate, based on their expected useful lives. If assets are deemed to be permanently impaired, carrying amounts are reduced accordingly. For the years ended December 31, 1999, 1998 and 1997, no such write-offs have been made.

                                                          USEFUL LIVES OF PROPERTY,
                                                          PLANT AND EQUIPMENT
                                                          -----------------------------
Buildings (placed in service until the end of 1990).....  50 years
Buildings (placed in service after 1990)................  25 years
Leasehold improvements..................................  Based upon the lease contract
IT equipment............................................  3 to 5 years
Office furniture........................................  4 to 20 years
Automobiles.............................................  5 years

     Buildings and leasehold improvements are depreciated using the straight-line method. Other fixed assets are generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance. Low-value assets are expensed in the year of acquisition.

FINANCIAL ASSETS

     Shares in affiliated companies and other loans are recorded at cost. A write-down in the value of such financial assets at the balance sheet date only occurs if there is a permanent impairment. There were no such write-downs for any periods presented. Interest-free loans to employees and to third parties are discounted to their present value.

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available-for-sale or held-to-maturity, depending on management's intent with respect to holding such investments. The Company's securities are considered to be available-for-sale and, therefore, are valued at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of tax in comprehensive income within shareholders' equity. Market values were obtained based on available market prices as of December 31, 1999, 1998 and 1997. Gains or losses recognized on sales of securities are based on specific identification.

SHORT-TERM ASSETS

     Inventories are shown at the lower of purchase/production cost or market value. Production costs consist of direct salaries, indirect salaries, and materials. Other costs are not included in inventories. No write-downs of inventory were necessary for the periods presented.

     Accounts receivable are stated at their nominal value, which approximates fair market value. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. Receivables with foreseeable individual and country risks are written down to their net realizable value. Non-interest bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

     During the fiscal year, SAP AG acquired 58,048 of its own shares, representing 0.06 % of the capital stock, at an average market price of E 355. Such shares were transferred to employees during the year at an average price of E 275 per share. Certain of the Company's foreign subsidiaries purchased 472,446 American Depository Receipts ("ADRs"), at an average price of $33 and were distributed by an administrator to employees. Twelve ADRs are equivalent to one preference share. The Company did not hold any of its own shares or ADRs as of the balance sheet closing date. Shares and ADRs acquired by the Company were transferred to employees under various employee stock purchase plans. Discounts provided to employees through such plans are treated either as expense if such discounts exceed 15% or as a direct reduction of equity if such discounts are less than 15%.

     Other assets are shown at their nominal value, which approximates fair value.

     Liquid assets are comprised of cash and cash equivalents and time deposits with maturities exceeding 90 days. Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of 90 days or less. Liquid assets are reconciled to cash and cash equivalents in note 17.

PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are determined by allocating expenses to the periods to which they are attributable.

DEFERRED TAXES

     Deferred taxes are established for temporary differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes. Moreover, deferred taxes are established on the consolidated balance sheets for temporary differences resulting from consolidation measures.

     Deferred taxes are computed by the "liability method," under which the enacted tax rate applicable to the local subsidiaries is applied.

     In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax amounts are shown gross on the consolidated balance sheets. Net operating loss carryforwards that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

LIABILITIES

     Provisions for pensions of domestic and foreign subsidiaries are based on actuarial computations according to the "Projected Unit Credit Method." In accordance with the Projected Unit Credit Method, current pensions and remuneration existing at the balance sheet date as well as expected future increases in these obligations are included in the valuation. The assumptions used to calculate the provision for pensions are shown in note 22.

     Accrued taxes are calculated on the basis of the planned distribution of income.

     Other reserves and accrued liabilities are recorded when an obligation to a third party has been incurred, payment is probable and reasonably estimable. In determining other accrued liabilities all applicable costs are taken into consideration.

     Liabilities are shown at the amounts payable, which approximate fair market value.

DERIVATIVES

     The Group primarily uses forward exchange derivatives to reduce the currency risk that results from engaging in transactions denominated in currencies other than the E, including anticipated cash flows resulting from transactions with subsidiaries. These anticipated cash flows reflect forecast assumptions, which historically have reflected actual results.

     Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires derivative financial instruments to be recorded in the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on a derivative designated as a cash flow hedge is reported net of tax in other comprehensive income at the time related changes in the fair value of such instruments occur. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gain or loss on a derivative designated as a cash flow hedge is reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of cash flow hedges, the Company excludes differences resulting from the time value (i.e. spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately.

     Prior to the implementation of SFAS 133, the Company accounted for its foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Forward contracts used to manage risk relating to anticipated cash flows do not qualify for hedge accounting treatment under SFAS 52 and are therefore recorded on the balance sheet at fair value with changes in fair value recognized in earnings immediately. Forward contracts hedging firm commitments are also recorded at fair value with changes in value offset against the foreign exchange gains or losses recognized on the item being hedged.

CREDIT ARRANGEMENTS

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency to the extent SAP AG has guaranteed such amounts. At December 31, 1999, the Company had approximately E 327 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. Interest under all lines is determined at the time of borrowing based on current market rates.

COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires companies to separately report the components of comprehensive income which is comprised of net income and other comprehensive income. Other comprehensive income comprises the change in equity from transactions and other events not affecting net income except those resulting from investments by owners and distributions to owners.

     Both other comprehensive income and comprehensive income are disclosed in the consolidated statements of changes in shareholders' equity. Other comprehensive income includes currency translation differences, additional minimum pension liabilities, unrecognized gains and losses from derivatives designated as cash flow hedges and unrealized gains and losses from marketable debt and equity securities.

CASH FLOWS

     The consolidated statements of cash flows show the effect of inflows and outflows during the course of the fiscal year on the Group's cash and cash equivalents, and has been prepared in accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS 95"). The statement distinguishes between cash flows from operating activities, investing activities, and financing activities. The statement of cash flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in note 17.

B.  NOTES TO THE CONSOLIDATED INCOME STATEMENTS

  (4)  OTHER REVENUE

     Other revenue is derived mainly from marketing events. Segment information with respect to revenue is disclosed in note 34.

  (5)  OTHER OPERATING INCOME / EXPENSES, NET

     Other operating expenses for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Amortization expense........................................    (16,725)   (11,319)    (7,396)
General bad debt expense....................................     (9,582)   (17,339)   (11,708)
Other operating expenses....................................     (3,083)   (15,863)    (2,206)
                                                                -------    -------    -------
  Other operating expenses..................................    (29,390)   (44,521)   (21,310)
                                                                -------    -------    -------
Receipt of insurance proceeds...............................      1,535        684        619
Rental income...............................................      1,510      1,375      1,819
Other operating income......................................        774        470      1,328
                                                                -------    -------    -------
  Other operating income....................................      3,819      2,529      3,766
                                                                -------    -------    -------
Other operating income/(expenses), net......................    (25,571)   (41,992)   (17,544)
                                                                =======    =======    =======

  (6)  FUNCTIONAL COSTS AND OTHER EXPENSES

COST OF SERVICES AND MATERIALS

     Cost of services and materials, which is included in various operating expenses in the consolidated financial statements for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Raw materials and supplies, purchased goods.................     15,176     12,069      8,429
Purchased services..........................................    758,238    591,329    301,270
                                                                -------    -------    -------
Total.......................................................    773,414    603,398    309,699
                                                                =======    =======    =======

     The changes in purchased services resulted from additional purchases of consulting services.

PERSONNEL EXPENSES/NUMBER OF EMPLOYEES

     Personnel expenses, which are included in various operating expenses in the consolidated financial statements for the years ended December 31, are as follows:

                                                              1999         1998         1997
                                                             E (000)      E (000)      E (000)
                                                            ---------    ---------    ---------
Salaries................................................    1,750,770    1,326,505      913,668
Social costs............................................      226,736      171,434      111,455
Pension expense.........................................       54,233       49,508       34,794
                                                            ---------    ---------    ---------
Total...................................................    2,031,739    1,547,447    1,059,917
                                                            =========    =========    =========

     Included in personnel expenses for the years ended December 31, 1999 and 1998, are expenses associated with the stock appreciation rights program ("STAR program"), in the amount of E 140,324 thousand and E 16,327 thousand, respectively.

     The average number of employees was as follows:

                                                            1999      1998      1997
                                                           ------    ------    ------
Employees..............................................    20,975    17,323    11,558

  (7)  OTHER NON-OPERATING INCOME/EXPENSES, NET

     Other non-operating expenses for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Foreign currency losses.....................................    (89,707)   (44,014)   (35,826)
Losses on disposals of fixed assets.........................     (3,131)    (2,293)    (1,477)
Other non-operating expenses................................     (2,916)    (1,937)    (3,564)
                                                                -------    -------    -------
  Other non-operating expenses..............................    (95,754)   (48,244)   (40,867)
                                                                -------    -------    -------
Foreign currency gains......................................     34,828     59,609     26,182
Gains on disposals of fixed assets..........................      2,066      2,987      2,518
Other non-operating income..................................      7,852      2,834      3,619
                                                                -------    -------    -------
  Other non-operating income................................     44,746     65,430     32,319
                                                                -------    -------    -------
Other non-operating income/(expenses), net..................    (51,008)    17,186     (8,548)
                                                                =======    =======    =======

  (8)  FINANCE INCOME, NET

     Finance income, net for the years ended December 31, are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Interest and similar income.................................     34,472     34,635     28,808
Interest and similar expenses...............................     (3,265)    (3,540)    (1,933)
                                                                -------    -------    -------
INTEREST INCOME, NET........................................     31,207     31,095     26,875
                                                                -------    -------    -------
Income from unconsolidated affiliated companies.............         16        441        302
Income/(loss) from associated companies.....................    (19,647)   (16,558)     1,487
                                                                -------    -------    -------
INCOME/(LOSS) FROM INVESTMENTS, NET.........................    (19,631)   (16,117)     1,789
                                                                -------    -------    -------
Income from marketable securities and loans of financial
  assets....................................................        910        958        751
Write-down of financial assets..............................     (2,239)    (2,094)    (1,437)
Gains on sales of marketable equity securities..............    224,912      1,769        574
Other net...................................................         16     (1,639)     1,192
                                                                -------    -------    -------
OTHER FINANCE INCOME/(LOSS), NET............................    223,599     (1,006)     1,080
                                                                -------    -------    -------
FINANCE INCOME, NET.........................................    235,175     13,972     29,744
                                                                =======    =======    =======

     Interest income is derived primarily from cash and cash equivalents, long term investments and other assets. The negative results from associated companies includes a E 23,354 thousand and E 18,687 thousand loss from Pandesic LLC, for 1999 and 1998, respectively.

  (9)  INCOME TAXES

     Income tax expense for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Current taxes
  Germany...................................................    110,071    209,755    172,059
  Foreign...................................................    226,442    226,145    213,291
                                                                -------    -------    -------
                                                                336,513    435,900    385,350
Deferred taxes
  Germany...................................................     88,183     (1,922)    (2,554)
  Foreign...................................................    (48,280)   (30,509)   (34,170)
                                                                -------    -------    -------
                                                                 39,903    (32,431)   (36,724)
                                                                -------    -------    -------
Total taxes on income.......................................    376,416    403,469    348,626
                                                                =======    =======    =======

     Income before income taxes is attributable to the following geographic locations:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Germany.....................................................    454,745    448,948    408,380
Foreign.....................................................    525,602    483,004    388,045
                                                                -------    -------    -------
Income before income taxes..................................    980,347    931,952    796,425
                                                                =======    =======    =======

     The effective tax rate of the SAP Group for the years ended December 31, 1999, 1998 and 1997, was 38.4%, 43.3% and 43.8%, respectively. The table below shows the reconciliation of the current German statutory retained earnings corporate income tax rate of 40% (45% for 1998 and 1997) and the effective tax rate. Because of the lower German tax rate for income distributed to shareholders, the domestic corporation tax is reduced according to the Executive Board's proposal for income appropriation.

     The corporation tax reduction applies to the year that gives rise to dividend distribution. In addition, shareholders tax-resident in Germany receive a credit of the full corporation tax against their personal income tax liability. A solidarity surcharge of 5.5% is imposed in respect of German corporation tax liability. The effective German trade tax rate, before income taxes, for the years ended December 31, 1999, 1998 and 1997 was 13.8%, 14.3% and 13.7%, respectively.

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Income before income taxes..................................    980,347    931,952    796,425
German trade tax on income..................................    (62,742)   (66,554)   (54,836)
                                                                -------    -------    -------
  Income after German trade tax on income...................    917,605    865,398    741,589

Corporation tax on income (40% in 1999, 45% in 1998 and
  1997).....................................................    367,042    389,429    333,715
German trade tax on income..................................     62,742     66,554     54,836
Solidarity charge...........................................      1,611      6,544      8,143
Tax reduction for dividend payments.........................    (28,331)   (35,459)   (32,235)
Foreign tax rate differential, net..........................    (28,006)   (49,035)   (24,908)
Utilization of loss carryforwards...........................    (19,938)      (475)      (313)
Tax on non-deductible expenses..............................     11,383      9,736      5,671
Tax effect on current year losses...........................        395     27,265        870
Consolidation effects.......................................     (3,130)    (3,937)     1,017
Other.......................................................     12,648     (7,153)     1,830
                                                                -------    -------    -------
Total.......................................................    376,416    403,469    348,626
                                                                =======    =======    =======

     In accordance with the liability method, the differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes that are expected to reverse in the future are shown below. Based upon past results of subsidiaries and expectations of similar performance in the future, the taxable income of these subsidiaries will more likely than not be sufficient to fully recognize the net deferred tax assets related to these subsidiaries.

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
DEFERRED TAX ASSETS
  Fixed assets..............................................     13,026     13,939
  Financial assets..........................................      3,763      2,214
  Accounts receivable.......................................     70,395     14,852
  Net operating loss carry forwards.........................     11,317     28,314
  Pension provisions........................................      2,214        298
  STAR provisions...........................................     23,001      2,899
  Other provisions..........................................     81,484     49,648
  Deferred income...........................................     76,977     81,932
  Other.....................................................      2,588      7,668
                                                                -------    -------
                                                                284,765    201,764
                                                                -------    -------
  Less: Valuation allowance.................................       (472)   (19,281)
                                                                -------    -------
Deferred tax assets.........................................    284,293    182,483
                                                                =======    =======
DEFERRED TAX LIABILITIES
  Fixed assets..............................................     19,291     28,679
  Financial assets..........................................    146,665     24,181
  Accounts receivable.......................................         18      1,668
  Pension provisions........................................      3,324      3,329
  STAR provisions...........................................    111,850      1,723
  Other provisions..........................................     14,244      4,616
  Deferred income...........................................     10,992      1,753
  Other.....................................................         68      2,321
                                                                -------    -------
Deferred tax liabilities....................................    306,452     68,270
                                                                =======    =======
     Net deferred tax (liabilities)/assets..................    (22,159)   114,213
                                                                =======    =======

     With regard to their duration, deferred tax assets and deferred tax liabilities are classified as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
DEFERRED TAX ASSETS
  Short-term................................................    224,333    139,336
  Long-term.................................................     59,960     43,147
                                                                -------    -------
                                                                284,293    182,483
                                                                =======    =======
DEFERRED TAX LIABILITIES
  Short-term................................................     60,503     10,596
  Long-term.................................................    245,949     57,674
                                                                -------    -------
                                                                306,452     68,270
                                                                =======    =======

     Certain foreign subsidiaries of the Company have net operating loss carryforwards at December 31, 1999 and 1998, totaling approximately E 30,393 thousand and E 64,409 thousand, respectively, which may be used to offset future taxable income. These net operating loss carryforwards include E 25,015 thousand for 1999 and E 56,358 thousand for 1998 relating to the Japanese subsidiary. The majority of net operating loss carryforwards will expire at different dates over the next three to five years. The deferred tax assets, which have been established for these net operating loss carryforwards, have been reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance relating to Japan was reduced by E 17,850 thousand in 1999 as a result of net operating loss utilization and changes in facts and circumstances. Deferred tax liabilities are provided for the unremitted earnings of non-German subsidiaries unless management considers such amounts to be permanently reinvested. As of December 31, 1999 the cumulative amount of earnings considered permanently reinvested is approximately E 793 million.

  (10)  EARNINGS PER SHARE

     Earnings per ordinary share and preference share for the years ended December 31, 1999, 1998 and 1997 have been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Net income is allocated between ordinary shares and preference shares in calculating earnings per share for each class of stock. This allocation weights net income available (net income less dividends) to the extent that each class of stock may participate in the earnings as if all of the earnings for the period had been distributed. Distributed earnings are allocated to each class of stock based on the respective dividends paid. In arriving at earnings per share, the total allocated earnings for each class of stock is divided by the weighted average number of shares outstanding to which the earnings are allocated. Because the Company's convertible bonds have a dilutive effect, they were considered outstanding for the diluted earnings per ordinary and preference share calculations.

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Net income applicable to basic and diluted EPS:.............    601,001    526,944    446,651
Less dividends:
  Ordinary shares...........................................     95,770     87,323     71,725
  Preference shares.........................................     69,703     63,106     51,084
                                                                -------    -------    -------
Net income available to holders of ordinary shares and
  preference shares.........................................    435,528    376,515    323,842
                                                                =======    =======    =======

                                                 1999                    1998                    1997
                                                E (000)                 E (000)                 E (000)
                                         ---------------------   ---------------------   ---------------------
                                         ORDINARY   PREFERENCE   ORDINARY   PREFERENCE   ORDINARY   PREFERENCE
                                         --------   ----------   --------   ----------   --------   ----------
Allocated net income available.........  253,977     181,551     219,267     157,248     189,607     134,235
Distributed earnings...................   95,770      69,703      87,323      63,106      71,725      51,084
                                         -------     -------     -------     -------     -------     -------
Total allocated earnings -- basic
  EPS..................................  349,747     251,254     306,590     220,354     261,332     185,319
Conversion of convertible bonds........   (1,557)      1,557      (1,707)      1,707      (2,563)      2,563
                                         -------     -------     -------     -------     -------     -------
Total allocated earnings -- diluted
  EPS..................................  348,190     252,811     304,883     222,061     258,769     187,882
                                         =======     =======     =======     =======     =======     =======

                                                1999(1)                 1998(1)                 1997(1)
                                         ---------------------   ---------------------   ---------------------
                                         ORDINARY   PREFERENCE   ORDINARY   PREFERENCE   ORDINARY   PREFERENCE
                                         --------   ----------   --------   ----------   --------   ----------
Weighted average shares -- basic.......   61,000      43,605      60,998      43,436      60,994      42,842
Conversion convertible bonds...........       --         645           2         814           6       1,408
                                         -------     -------     -------     -------     -------     -------
Weighted average shares -- diluted.....   61,000      44,250      61,000      44,250      61,000      44,250
                                         =======     =======     =======     =======     =======     =======
Earnings per share -- basic............     5.73        5.76        5.03        5.07        4.28        4.33
Earnings per share -- diluted..........     5.71        5.71        5.00        5.02        4.24        4.24

---------------

(1) Amounts are in (i) thousands, except for per share information, and (ii) E, except for share information.

C.  NOTES TO THE CONSOLIDATED BALANCE SHEET

  (11)  INTANGIBLE ASSETS

                                                               TRADEMARKS,
                                                              SIMILAR RIGHTS
E (000)                                                         AND ASSETS      GOODWILL     TOTAL
-------                                                       --------------    --------    -------
PURCHASE COST
1/1/99....................................................        49,965         59,783     109,748
Foreign currency exchange rate changes....................           680             --         680
Changes in the scope of consolidation.....................           639             --         639
Additions.................................................        39,178         56,301      95,479
Retirements/disposals.....................................          (164)          (177)       (341)
Transfers.................................................        (8,676)       (14,565)    (23,241)
                                                                  ------        -------     -------
12/31/99..................................................        81,622        101,342     182,964

ACCUMULATED AMORTIZATION
1/1/99....................................................        20,658         14,483      35,141
Foreign currency exchange rate changes....................           556             60         616
Changes in the scope of consolidation.....................           483             --         483
Additions.................................................        21,131         16,725      37,856
Retirements/disposals.....................................          (164)           (47)       (211)
Transfers.................................................        (5,238)        (5,568)    (10,806)
                                                                  ------        -------     -------
12/31/99..................................................        37,426         25,653      63,079
                                                                  ------        -------     -------
BOOK VALUE 12/31/99.......................................        44,196         75,689     119,885
                                                                  ======        =======     =======
Book value 12/31/98.......................................        29,307         45,300      74,607
                                                                  ======        =======     =======

     The additions to trademarks, similar rights and assets relate to acquired software programs. The additions to goodwill in the Group relate to acquisitions during the year.

  (12)  PROPERTY, PLANT AND EQUIPMENT

                                           LAND, LEASEHOLD
                                          IMPROVEMENTS, AND                         ADVANCE
                                         BUILDINGS, INCLUDING   OTHER PROPERTY,   PAYMENTS AND
                                             BUILDINGS ON          PLANT AND      CONSTRUCTION
E (000)                                    THIRD-PARTY LAND        EQUIPMENT      IN PROGRESS      TOTAL
-------                                  --------------------   ---------------   ------------   ---------
PURCHASE COST
1/1/99................................         431,018              443,282          124,152       998,452
Foreign currency exchange rate
  changes.............................          15,954               21,101           12,422        49,477
Changes in the scope of
  consolidation.......................             267                4,386               63         4,716
Additions.............................         110,746              135,912           12,652       259,310
Retirements/disposals.................          (5,141)             (35,255)             (69)      (40,465)
Transfers.............................         129,494                5,089         (134,788)         (205)
                                               -------              -------         --------     ---------
12/31/99..............................         682,338              574,515           14,432     1,271,285
                                               -------              -------         --------     ---------
ACCUMULATED DEPRECIATION
1/1/99................................          75,454              277,586               --       353,040
Foreign currency exchange rate
  changes.............................           5,268               14,847               --        20,115
Changes in the scope of
  consolidation.......................             104                2,756               --         2,860
Additions.............................          33,831              100,993               --       134,824
Retirements/disposals.................          (4,097)             (29,727)              --       (33,824)
Transfers.............................             208                 (214)              --            (6)
                                               -------              -------         --------     ---------
12/31/99..............................         110,768              366,241               --       477,009
                                               -------              -------         --------     ---------
BOOK VALUE 12/31/99...................         571,570              208,274           14,432       794,276
                                               -------              -------         --------     ---------
Book value 12/31/98...................         355,564              165,696          124,152       645,412
                                               -------              -------         --------     ---------

     The additions in other property, plant and equipment comprise primarily the purchase of computer hardware.

  (13)  FINANCIAL ASSETS

                                             INVESTMENTS
                               SHARES IN      IN OTHER
                               AFFILIATED    ASSOCIATED       EQUITY         DEBT        OTHER
E (000)                        COMPANIES      COMPANIES     SECURITIES    SECURITIES     LOANS      TOTAL
-------                        ----------    -----------    ----------    ----------    -------    -------
PURCHASE COST
1/1/99.....................       6,441         13,141        32,268        54,669       23,639    130,158
Foreign currency exchange
  rate changes.............        (188)           144         1,666           493           56      2,171
Additions..................          --          8,220        78,291            --        9,869     96,380
Retirements................      (6,240)        (3,272)      (29,770)         (489)      (5,014)   (44,785)
                                -------        -------       -------       -------      -------    -------
Transfers..................          --        (10,930)       23,564            --           --     12,634
                                -------        -------       -------       -------      -------    -------
12/31/99...................          13          7,303       106,019        54,673       28,550    196,558
                                -------        -------       -------       -------      -------    -------
MARKETABLE SECURITIES
01/01/99...................          --             --        54,955         4,014           --     58,969
Changes in unrealized
  gains/losses.............          --             --       363,556        (2,889)          --    360,667
12/31/99...................          --        418,511            --         1,125           --    419,636
                                -------        -------       -------       -------      -------    -------
ACCUMULATED DEPRECIATION
1/1/99.....................          52             --            --            --        5,157      5,209
Additions..................          --             --            --            --        2,239      2,239
Retirements................         (52)            --            --            --         (404)      (456)
Write-ups..................          --             --            --            --         (613)      (613)
                                -------        -------       -------       -------      -------    -------
12/31/99...................          --             --            --            --        6,379      6,379
BOOK VALUE
  12/31/99.................          13          7,303       524,530        55,798       22,171    609,815
                                -------        -------       -------       -------      -------    -------
Book value 12/31/98........       6,389         13,141        87,223        58,683       18,482    183,918
                                -------        -------       -------       -------      -------    -------

     Amounts pertaining to equity and debt securities at December 31, 1999 and 1998, are as follows:

                                                                          1999
                                                    ------------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                      COST         GAINS         LOSSES       VALUE
                                                     E (000)      E (000)       E (000)      E (000)
                                                    ---------    ----------    ----------    -------
Equity securities...............................     106,019      421,730        3,219       524,530
Debt securities.................................      54,673        1,125           --        55,798
                                                     -------      -------        -----       -------
Total...........................................     160,692      422,855        3,219       580,328
                                                     =======      =======        =====       =======

                                                                    1999                      1998
                                                    -------------------------------------    -------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                      COST         GAINS         LOSSES       VALUE
                                                     E (000)      E (000)       E (000)      E (000)
                                                    ---------    ----------    ----------    -------
Equity securities...............................     32,268        57,886        2,931        87,223
Debt securities.................................     54,669         4,014           --        58,683
                                                     ------        ------        -----       -------
Total...........................................     86,937        61,900        2,931       145,906
                                                     ======        ======        =====       =======

     Upon sales of marketable equity securities in 1999, the Company reclassified E 22,542 thousand of gains/ losses included in other comprehensive income as of December 31, 1998, into finance income/loss. As of December 31, 1999 and 1998, unrealized losses were not considered permanent in nature.

     Financial assets include marketable debt securities at December 31, as follows:

                                                        1999                               1998
                                          --------------------------------   --------------------------------
                                          AMORTIZED   MARKET    UNREALIZED   AMORTIZED   MARKET    UNREALIZED
                                            COST      VALUES      GAINS        COST       VALUE      GAINS
                                           E (000)    E (000)    E (000)      E (000)    E (000)    E (000)
                                          ---------   -------   ----------   ---------   -------   ----------
Securities with fixed maturities........   51,129     52,254      1,125       51,129     55,143      4,014
Other securities........................    3,544      3,544         --        3,540      3,540         --
                                           ------     ------      -----       ------     ------      -----
                                           54,673     55,798      1,125       54,669     58,683      4,014
                                           ======     ======      =====       ======     ======      =====

     Securities with fixed maturities mature within five years.

     The other loans include interest bearing and non-interest bearing loans to employees and third parties.

  (14)  INVENTORIES

     Inventories consist of office supplies and documentation.

  (15)  ACCOUNTS RECEIVABLE

     Amounts shown on the consolidated balance sheets are net of allowance for bad debts of E 96,734 thousand and E 80,364 thousand at December 31, 1999 and 1998, respectively.

     Accounts receivable based on due dates at December 31, are as follows:

                                                                  1999         1998
                                                                 E (000)      E (000)
                                                                ---------    ---------
Due within one year.........................................    1,742,219    1,544,026
Due between one and five years..............................      103,178       28,704
Due in greater than five years..............................           --           --
                                                                ---------    ---------
Total.......................................................    1,845,397    1,572,730
                                                                =========    =========

     License fees having extended payment terms are deferred if such payments are not considered fixed and determinable under SOP 97-2. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements.

     Concentrations of operating risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 10% or more of revenues for fiscal year 1999, 1998 or 1997.

  (16)  OTHER ASSETS

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Other assets................................................    307,911     92,829
-- thereof with a remaining term greater than 1 year........     43,174     49,637

     The increase in other assets is primarily related to the sale of marketable equity securities for which the sales proceeds were received in January 2000. Other assets also include interest receivable for the period, tax refund claims, notes receivable, cash surrender value of insurance policies and rental deposits.

  (17)  LIQUID ASSETS

     Liquid assets at December 31, consists of the following:

                                                               1999      1998
                                                              E (000)   E (000)
                                                              -------   -------
Cash at banks...............................................  195,889   160,190
Time deposits with maturities of 3 months or less at the
  date of acquisition.......................................  513,572   460,666
                                                              -------   -------
CASH AND CASH EQUIVALENTS...................................  709,461   620,856
                                                              -------   -------
Time deposits with maturities greater than 3 months and less
  than 1 year...............................................   60,125    13,571
Time deposits with maturities exceeding 1 year..............   40,691    35,790
                                                              -------   -------
LIQUID ASSETS...............................................  810,277   670,217
                                                              =======   =======

  (18)  PREPAID EXPENSES AND DEFERRED CHARGES

     This balance sheet line item is mainly comprised of prepayments for rental contracts, leases and maintenance contracts.

  (19)  SUBSCRIBED CAPITAL

     At December 31, 1999, issued and outstanding subscribed capital of SAP AG was as follows:

NUMBER AND TYPE OF SHARES                                                         E
-------------------------                                                    -----------
61,000,000   no-par ordinary shares......................................    155,944,024
43,756,114   no-par preference shares....................................    111,860,729
                                                                             -----------
                                                                             267,804,753
                                                                             ===========

     Preference shares rank equally with the ordinary shares with respect to liquidation rights and pre-emptive rights. A holder of preference shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of ordinary shares by an amount equal to E 0.03 per preference share but in no event less than a minimum dividend equal to E 0.03 per preference share. Holders of preference shares have no voting rights except in limited instances. The preference shares are not entitled to a preference in liquidation but rank pari passu with the ordinary shares.

     By resolution of the Annual General Meeting held May 7, 1998, the Executive Board was authorized, subject to the approval of the Supervisory Board, to issue additional no-par bearer preference shares which may be issued through the period ending May 15, 2003. The issuance of all of these additional preference shares would increase capital stock by E 5,113 thousand. The additional shares are subject to the preemptive rights of existing preference shareholders. No such additional preference shares were issued during the fiscal year.

     The subscribed capital increased only to the extent holders exercised their conversion rights under convertible bonds. As conversion rights under the 1994/2004 convertible bond issue were exercised in 1999, E 490 thousand of contingent capital (corresponding to 191,615 no-par preference shares) was converted into capital stock. As a result, contingent capital decreased by E 490 thousand, and totaled E 1,263 thousand on December 31, 1999. Subsequent to the conversion of these bonds, there were 493,886 approved preference shares remaining that had not yet been converted at December 31, 1999. Contingent capital represents share which have been authorized in conjunction with a convertible bond or stock option program which are not yet issued or outstanding.

     Refer to the Consolidated Statements of Changes in Shareholders' Equity in the consolidated financial statements.

  (20)  ADDITIONAL PAID-IN CAPITAL

     The increase of additional paid-in capital of E 6,329 thousand is primarily related to an increase from the exercise of convertible bonds of E 9,307 thousand and a decrease of E 2,978 thousand related to discounts provided to employees under stock purchase programs.

  (21)  SPECIAL RESERVES FOR CAPITAL INVESTMENT SUBSIDIES AND ALLOWANCES

     The consolidated balance sheets include special reserves for capital investment subsidies and allowances pursuant to regional development programs.

  (22)  PENSION LIABILITIES AND SIMILAR OBLIGATIONS

     The accrued pension and other similar obligations at December 31, consist of the following:

                                                                 1999       1998
                                                                -------    -------
                                                                E (000)    E (000)
Domestic pension plans......................................     5,245     11,302
Foreign pension plans.......................................     4,330         --
Other pension plans and similar obligations.................     2,013      3,143
                                                                ------     ------
                                                                11,588     14,445
                                                                ======     ======

     Reserves for pension obligations are established on the basis of benefit plans that promise old age, disability and survivors' benefits. In most cases, the benefit plans are performance-oriented, based on the length of service and compensation of employees.

DOMESTIC PLANS

     The pension plans in Germany are performance-oriented and the related plan assets are held in accordance with the Company's policies by SAP Altersvorsorge e.V., a legally independent relief fund sponsored by SAP AG. Members of the Executive Board are covered by individual, performance-oriented benefit plans, for which reserves have been established. During 1999, the Company implemented a defined contribution plan which replaced the benefits of the existing defined benefit plan for certain eligible employees. In accordance with the provisions of Statement of Financial Accounting Standards No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), this change resulted in net curtailment gain of E 10,763 thousand and a net settlement gain of E 374 thousand.

     The change of the pension obligation and the change in plan assets for the domestic plans are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................     95,641     77,511
Service cost................................................      4,582     11,146
Interest cost...............................................      2,440      5,042
Liability decreased due to curtailment......................    (38,628)        --
Liability decreased due to settlement.......................    (42,176)        --
Actuarial loss..............................................      1,088      2,013
Benefits paid...............................................        (98)       (71)
Payments for settlement of deferred vested employees........       (155)        --
                                                                -------    -------
BENEFIT OBLIGATION AT END OF YEAR...........................     22,694     95,641
                                                                =======    =======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the year..........     54,211     40,525
Actual return on plan assets................................      8,353      3,197
Employer contributions......................................      1,597     12,366
Life/disability insurance premiums and expenses.............       (298)    (1,806)
Benefits paid...............................................        (98)       (71)
Payments for settlement of deferred vested employees........       (155)        --
Assets transferred to defined contribution plan.............    (48,619)        --
                                                                -------    -------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................     14,991     54,211
                                                                =======    =======
Funded status...............................................      7,703     41,430
Unrecognized net actuarial loss.............................     (2,687)   (16,261)
Unrecognized transition asset...............................       (703)   (13,867)
                                                                -------    -------
NET AMOUNT RECOGNIZED.......................................      4,313     11,302
                                                                =======    =======
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability...................................      5,245     11,302
Accumulated other comprehensive income......................       (932)        --
                                                                -------    -------
Net amount recognized.......................................      4,313     11,302
                                                                =======    =======

     The following assumptions were used to develop the changes in pension obligation and the changes in plan assets of the German plans:

                                                                1999    1998    1997
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    6.5     6.0     6.0
Expected return on plan assets..............................    6.5     6.5     6.5
Rate of compensation increase...............................    4.0     4.0     4.0

COMPONENTS OF NET PERIODIC BENEFIT COST

 .
                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                ------     ------     ------
Service cost................................................     4,582     11,146      9,370
Interest cost...............................................     2,440      5,042      4,071
Expected return on plan assets..............................    (2,013)    (3,384)    (2,626)
Net amortization............................................       741      1,329      1,311
                                                                ------     ------     ------
NET PERIODIC BENEFIT COST...................................     5,750     14,133     12,126
                                                                ======     ======     ======

     FOREIGN PLANS

     SAP has non-contributory defined benefit plans for certain of its foreign employees. These plans provide benefits based upon compensation levels, age and years of service.

     The change of the pension obligation and the change in plan assets for the foreign plans are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................    19,422     11,492
Service cost................................................    12,283      6,829
Interest cost...............................................     1,544        831
Actuarial loss..............................................     2,869      1,486
Benefits paid...............................................    (1,956)        --
Foreign currency exchange rate changes......................     4,475     (1,216)
                                                                ------     ------
BENEFIT OBLIGATION AT END OF YEAR...........................    38,637     19,422
                                                                ======     ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............    19,808     10,693
Actual return on plan assets................................     4,533      1,125
Employer contribution.......................................     9,307      9,215
Benefits paid...............................................    (1,956)        --
Foreign currency exchange rate changes......................     3,649     (1,225)
                                                                ------     ------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................    35,341     19,808
                                                                ======     ======
Funded status...............................................     3,296       (386)
Unrecognized net actuarial gain/(loss)......................    (3,335)    (2,982)
                                                                ------     ------
NET AMOUNT RECOGNIZED.......................................       (39)    (3,368)
                                                                ======     ======
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Prepaid benefit cost........................................    (1,688)    (3,368)
Accrued benefit liability...................................     4,330         --
Intangible asset............................................      (677)        --
Accumulated other comprehensive income......................    (2,004)        --
                                                                ------     ------
Net amount recognized.......................................       (39)    (3,368)
                                                                ======     ======

     The following assumptions were used to develop the change in pension obligation and the change in plan assets of the foreign plans:

                                                                1999    1998    1997
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    7.75    6.75    7.0
Expected return on plan assets..............................     8.0     8.0    8.0
Rate of compensation increase...............................     6.0     6.0    6.0

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Service cost................................................    12,283      6,829      3,566
Interest cost...............................................     1,544        831        712
Expected return on plan assets..............................    (1,766)    (1,013)      (460)
Net amortization and deferral...............................       175         59         30
                                                                ------     ------      -----
NET PERIODIC BENEFIT COST...................................    12,236      6,706      3,848
                                                                ======     ======      =====

  (23)  OTHER RESERVES AND ACCRUED LIABILITIES

                                                                  1999        1998
                                                                 E (000)     E (000)
                                                                ---------    -------
Current and deferred taxes..................................      456,916    221,051
Other reserves and accrued liabilities......................      809,645    478,005
                                                                ---------    -------
                                                                1,266,561    699,056
                                                                =========    =======

     Accrued taxes include current and prior year tax obligations.

     Other reserves and accrued liabilities at December 31, are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Obligations to employees....................................    342,525    294,183
STAR program obligations....................................    157,397     16,327
Obligations to suppliers....................................    142,267     88,923
Vacation entitlement........................................     79,479     57,435
Customer claims.............................................     36,393      6,614
Fair value of foreign exchange contracts....................     29,363        111
Warranty and service costs..................................      7,955      3,861
Auditing and reporting costs................................      3,261      1,878
Contribution to employees' accident insurance account.......      2,330      2,784
Other.......................................................      8,675      5,899
                                                                -------    -------
                                                                809,645    478,005
                                                                =======    =======

     Other reserves and accrued liabilities of E 107,376 thousand (E 11,908 thousand in 1998) are due in greater than one year.

     Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service costs accruals represent estimated future warranty obligations and other minor routine items provided under maintenance.

STOCK APPRECIATION RIGHTS PLAN

     In 1998, the Company implemented a stock appreciation rights ("1998 STAR") plan. Under the 1998 STAR plan, eligible employees were entitled to receive cash equal to a portion of the appreciation in SAP AG preference shares during the measurement period, approximately one year. The grant price of the 1998 plan was DM 785 (E 401), the end price was DM 659 (E 337). Accordingly no payments were made with respect to the 1998 STARs.

     In May 1999, the Company granted stock appreciation rights ("1999 STAR") to eligible employees. Amounts to be paid are based upon the appreciation in SAP AG preference shares during the measurement period, approximately 9 months. The grant price was set at E 337. The end price for the 1999 Plan of E 822, was the average mid-session auction price of a preference share over the 20 business days immediately following the announcement of the SAP's preliminary 1999 full year earnings on January 24, 2000. As a result, each STAR has a value of E 485. Although the ultimate payout will depend upon forfeitures, management estimates additional expenses in 2000 ranging from E 460 million to E 500 million with slightly over 50% of such expenses recorded in the first quarter of 2000. Payments under the STAR plan will be made in three equal installments (July 2000, January 2001 and July 2001) provided that, subject to certain exceptions, the eligible employee continues to be actively employed on the payment dates. Compensation expenses related to STARs are recorded based upon the appreciation of the STAR's market price over the vesting period (May 1999 -- July 2001) after consideration of estimated forfeitures. Due to the reversal of E 16,327 thousand accrual for the 1998 STAR program, as well as the impact of currency exchange rates, the 1999 accrual exceeds the 1999 expense for this program. See note 5.

LONG TERM INCENTIVE PLAN

     On January 18, 2000, the Company's shareholders approved the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan). The LTI 2000 Plan is a stock based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a E 3 nominal value may be converted into one Preference Share over a maximum of 10 years subject to certain vesting requirements. The conversion price is equal to the market price of a Preference Share as quoted on the XETRA trading system the day immediately preceding the granting. Each stock option may be exercised in exchange for one Preference share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the preference share price appreciation versus the appreciation of the Goldman Sachs Technology Software Index from the day immediately preceding granting to the date being measured. In addition, the shareholders authorized the Company to issue a maximum of 6,250,000 additional Preference Shares (contingent capital) to satisfy shares needed in conjunction with the LTI 2000 Plan. Subject to certain regulations, the Company may also acquire shares from the market to satisfy obligations under the LTI 2000 Plan.

  (24)  BONDS

     This item comprises the outstanding portion of the SAP AG 6% 1994/2004 convertible bond issue, which amounts to E 1,263 thousand (E 1,752 thousand as of December 31, 1998). The 1994/2004 convertible bond issue is comprised of 4,000,000 registered convertible bonds with a value of DM 5 each. These convertible bonds carry a right, which can be exercised on June 30, July 31, August 31, September 30, October 31, or November 30 of any year up until June 30, 2004, to convert to preference shares. The exercise of remaining conversion rights would result in the issuance of 493,886 no-par preference shares.

  (25)  OTHER LIABILITIES

     Other liabilities based on due dates at December 31, are as follows:

                                                           TERM
                                           TERM LESS     BETWEEN 1     TERM MORE     BALANCE ON   BALANCE ON
                                          THAN 1 YEAR   AND 5 YEARS   THAN 5 YEARS   12/31/1999   12/31/1998
                                            E (000)       E (000)       E (000)       E (000)      E (000)
                                          -----------   -----------   ------------   ----------   ----------
Bank loans and overdrafts...............      24,600      31,637             13         56,250      120,994
Advance payments received...............      63,626       2,687             --         66,313       78,386
Accounts payable........................     300,799          33             --        300,832      230,174
Payables due to unconsolidated
  affiliates............................       2,769          --             --          2,769        4,319
Taxes...................................     137,902          --             --        137,902       92,906
Social security.........................      38,762          --             --         38,762       30,151
Other liabilities.......................      51,849          36         14,522         66,407       40,872
                                           ---------      ------         ------      ---------    ---------
                                             620,307      34,393         14,535        669,235      597,802
                                           =========      ======         ======      =========    =========

     The liabilities are unsecured, excluding retention of title and similar rights customary in the industry. The bank loans and overdrafts relate primarily to loans taken out in Japan due to the low interest rates prevailing in that country (E 39,996 thousand).

     In 1998, liabilities with a remaining term not exceeding one year amounted to E 560,573 thousand and those with a remaining term exceeding five years amounted to E 12,520 thousand.

  (26)  DEFERRED INCOME

     Deferred income consists mainly of deferred software license revenues. Such amounts will reverse as software, maintenance or service revenue depending upon the reasons for the deferral.

D.  INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     See the reconciliation from cash and cash equivalents to liquid assets in note 17.

  (27)  NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities increased in 1999 and 1998 due to an increase in the Company's net income. The 1999 net cash increase was lowered by an increase in other assets, which primarily resulted from the sale of marketable equity securities for which the sales proceeds were received in January 2000.

     Interest payments in 1999, 1998 and 1997 were E 3,511 thousand, E 3,122 thousand and E 1,944 thousand, respectively. Income taxes paid in fiscal 1999, 1998 and 1997, net of refunds were E 419,471 thousand, E 450,575 thousand and E 286,694 thousand, respectively.

  (28)  NET CASH USED BY INVESTING ACTIVITIES

     In 1998 net cash used by investing activities decreased as a result of a decrease in liquid assets with maturities greater than 90 days. This was not the case in 1999. Furthermore in 1999 financial assets increased mainly as a result of SAP's venture capital activities. This resulted in net cash used by investing activities being higher in 1999 than in 1998. In all years shown, cash provided by operating activities was sufficient to fund the Company's investing activities.

  (29)  NET CASH USED FOR FINANCING ACTIVITIES

     Financing activities used cash primarily for payments of dividends for the prior year. Net cash used for financing activities was higher in 1999 than in 1998 as the total dividends paid in 1999 for 1998 were higher than the dividends paid in 1998 for 1997.

E.  ADDITIONAL INFORMATION

  (30)  CONTINGENT LIABILITIES

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Notes receivable sold.......................................          9         21
Guarantees and endorsements.................................      2,331      1,542
Guarantees for unused lines of credit and other
  commitments...............................................    278,066    223,705
Liabilities from the extension of collateral securities for
  other.....................................................     27,253     28,243
                                                                -------    -------
                                                                307,659    253,510
                                                                =======    =======

     Contingent liabilities listed above have not been accrued because the associated risk of loss is not probable.

  (31)  OTHER FINANCIAL COMMITMENTS

     Other financial commitments amounted to E 562,721 thousand and E 442,469 thousand as of December 31, 1999 and 1998, respectively, and are comprised of commitments under rental and operating leases of E 488,814 thousand and E 356,541 thousand as of December 31, 1999 and 1998, respectively, and purchase commitments of E 73,907 thousand and E 85,928 thousand as of December 31, 1999 and 1998, respectively.

     Commitments under rental and operating leasing contracts as of December 31, 1999:

                                                                E (000)
                                                                -------
Due 2000....................................................    148,346
Due 2001....................................................    113,912
Due 2002....................................................     66,864
Due 2003....................................................     41,581
Due 2004....................................................     33,189
Due thereafter..............................................     84,922

     Rent expense was E 182,064 thousand, E 143,271 thousand and E 103,315 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

  (32)  LITIGATION AND CLAIMS

     The bankruptcy trustee of the U.S. company FoxMeyer Corp. ("FoxMeyer") has instituted legal proceedings against SAP America, Inc., the American subsidiary of SAP AG, and SAP AG, claiming damages in an amount in excess of $500 million, punitive damages and other relief. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. FoxMeyer's bankruptcy trustee has alleged that SAP America, Inc. and SAP AG made false assurances concerning the functionality of the R/3 System software. A motion to dismiss brought by SAP AG and SAP America, Inc., was ruled by the court on September 13, 1999, dismissing five of the trustees counts against SAP America and one of the trustee's counts against SAP AG. The discovery phase of the litigation is now proceeding. While the ultimate outcome of this matter cannot be determined presently with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its results of operations, financial condition or cash flows.

     SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's results of operations, financial condition or cash flows.

  (33)  FINANCIAL INSTRUMENTS

     Fair Value of Financial Instruments

     The Company utilizes various types of financial instruments in the ordinary course of business. The market values of these financial instruments are determined as follows:

     -- Marketable debt and equity securities: The fair values of marketable debt and equity securities, are based upon available quoted market prices on December 31.

     -- Other loans, bank loans and overdrafts: The fair values of other loans, bank loans and overdrafts approximate their carrying values.

     -- Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date

                                                                     AT DECEMBER 31,
                                                     ------------------------------------------------
                                                              1999                      1998
                                                     ----------------------    ----------------------
                                                     CARRYING                  CARRYING
                                                      VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                     E (000)      E (000)      E (000)      E (000)
                                                     --------    ----------    --------    ----------
Equity securities................................    524,530      524,530       87,223       87,223
Debt securities..................................     55,798       55,798       58,683       58,683
Other loans......................................     22,171       22,171       18,482       18,482
Bank loans and overdrafts........................     56,250       56,250      120,994      120,994
DERIVATIVE FINANCIAL INSTRUMENTS
Forward exchange contracts.......................    (29,355)     (29,355)         310          310
Equity Swap......................................      5,070        5,070           --           --
                                                     -------      -------      -------      -------
Total............................................    634,464      634,464      285,692      285,692
                                                     =======      =======      =======      =======

     Detailed information about the fair value of the Company's financial instruments is included in note 13.

     Derivative Financial Instruments

     As an internationally active enterprise, the Company is subject to risks from interest-rate and currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company has established internal guidelines that govern the use of derivative financial instruments.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions.

     Foreign Exchange Risk Management

     Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of the Company is Euro, SAP AG's anticipated cash flows are subjected to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG also exposes the Company to foreign exchange risk.

     The Company enters into derivative instruments, primarily foreign exchange forward contracts, to protect all or a portion of anticipated cash flows from foreign subsidiaries. Specifically, these foreign exchange contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Australia and Canada. The Company uses foreign exchange forwards that generally have maturities of six months or less, which are usually rolled over to provide continuing coverage until the applicable royalties are received.

     Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the next twelve months from the purchase date of the derivative instrument. However, management extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies. Management believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.

     Foreign exchange contracts are recorded at fair value in the consolidated balance sheets. Gains or losses on derivatives hedging anticipated cash flows are included in accumulated other comprehensive income, net of tax. When intercompany accounts receivables resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to other non-operating income/expense. Going forward, any additional gains or losses relating to that derivative are posted to other non-operating income/expense until the position is closed or the derivative expires.

     At December 31, 1999, approximately E 13.5 million of losses net of tax were deferred on foreign exchange contracts, of which E 13.0 are expected to be recognized into income within the next 12 months. During 1999 E 47.0 million of net losses were reclassified into earnings of which E 15.0 million was reclassified due to ineffectiveness when it became probable that the originally forecasted transactions would not occur in the period of time designated.

     Equity Derivative

     In conjunction with the 1999 sale of a certain equity security which resulted in substantial finance income, the Company entered into an equity swap whereby the Company receives or pays money to the extent the value of the underlying share price increases or decreases compared to the value of such shares at the inception of the swap. Amounts are received or paid monthly until the earlier of the expiration of the swap in 2000 or termination. At any time during the life of the derivative, both the Company and the counterparty may terminate the equity swap at fair value. The equity swap is recorded at fair value in the consolidated balance sheets. Gains or losses are based on changes in the fair market value and are immediately recognized in non-operating income.

     The notional values and fair values of the derivative financial instruments as of December 31, are as follows:

                                                              1999                      1998
                                                     ----------------------    ----------------------
                                                     NOTIONAL                  NOTIONAL
                                                      VALUE      FAIR VALUE     VALUE      FAIR VALUE
FOREIGN EXCHANGE DERIVATIVES                         E (000)      E (000)      E (000)      E (000)
----------------------------                         --------    ----------    --------    ----------
Forward exchange contracts
  Gains..........................................      4,978            8      227,519         421
  Losses.........................................    476,752      (29,363)      86,611        (111)
                                                     -------      -------      -------        ----
                                                     481,730      (29,355)     314,130         310
                                                     =======      =======      =======        ====
Equity swap
  Gains..........................................     69,030        5,070           --          --

  (34)  SEGMENT INFORMATION

     SAP discloses segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131"). SFAS 131 presents standards for reporting information about operating segments as well as for related disclosures about products and services and geographic areas.

     SFAS 131 generally requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Through 1998, SAP did not have a structure of operational segments for which separate financial data was available. In 1999, SAP adopted the cost of sales-format for its consolidated income statements and changed the accounting principles under which its consolidated financial statements are prepared from German GAAP to U.S. GAAP. These changes also resulted in a major change in the Company's internal reporting. The Company now prepares its internal use financial data based upon its major line of business operating segments; however, such line of business information has only been prepared as far as it was necessary for consolidated income statement purposes. It would therefore be impracticable to disclose operating segment data for the fiscal years 1998 and 1997.

     SAP is organized by line of business and geographically. Furthermore, certain subsets of the Company are organized by industry segments. The Company's internal reporting system produces reports in which business activities are presented in a variety of different ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary. Therefore, in accordance with SFAS 131, the line of business structure is regarded as constituting the operating segments.

     SAP has three line of business operating segments: "Product", "Consulting" and "Training". The Product segment is primarily engaged in the marketing and licensing of the Company's software products and in the performance of maintenance services that include technical support for the Company's products, assistance in resolving problems, the provision of user documentation, updates for software products, and new releases, versions and correction levels. The Consulting segment assists customers in the implementation of SAP software products. It furthermore supports the customer in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup. The Training segment provides training services on the use of SAP software products and related topics.

     Accounting policies for each of the line of businesses are the same as those described in the summary of significant accounting policies as disclosed in note 3 except for differences in the currency translation that results in minor differences between the figures reported internally and the respective figures of the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices.

                                                                    1999
                                            ----------------------------------------------------
                                             PRODUCT      CONSULTING     TRAINING       TOTAL
                                             E (000)       E (000)       E (000)       E (000)
                                            ----------    ----------    ----------    ----------
External revenue..........................   3,091,511     1,514,030       453,758     5,059,299
Internal revenue..........................      68,253       276,905        60,007       405,165
                                            ----------    ----------    ----------    ----------
TOTAL REVENUE.............................   3,159,764     1,790,935       513,765     5,464,464
                                            ----------    ----------    ----------    ----------
Segment expenses..........................  (1,477,462)   (1,527,995)     (334,871)   (3,340,328)
                                            ----------    ----------    ----------    ----------
SEGMENT CONTRIBUTION......................   1,682,302       262,940       178,894     2,124,136
                                            ==========    ==========    ==========    ==========
SEGMENT PROFITABILITY.....................       53.2%         14.7%         34.8%

     Revenues

     The reported external revenue figures for the operating segments differ from the respective figures disclosed in the consolidated income statements as internally revenues are generally allocated to the segment that is responsible for the related project while the figures reported in the consolidated income statements reflect the kind of transaction regardless of the segment it was provided by. Internal revenues comprise revenues from transactions with other parts of the Company.

     The following table represents a reconciliation from the total of the segments' revenues to the total consolidated revenues as reported in the consolidated income statements:

                                                                  1999
                                                                 E (000)
                                                                ---------
Total revenue for reportable segments.......................    5,464,464
Elimination of internal revenues............................     (405,165)
Other external revenues.....................................       62,298
Other differences...........................................      (11,385)
                                                                ---------
Total consolidated revenues.................................    5,110,213
                                                                =========

     Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

     Segment Contribution

     The segment contributions reported reflect only expenses that are allocated to the segments. They do not represent the actual margins for the operating segments since general and administrative, development and other expenses are not allocated to the segments. Interest revenues and expenses are not included in segment contributions. Depreciation, depletion and amortization expenses are mainly charged to the segments indirectly as part of cost allocations. They are therefore not identified separately on the segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

     The following table represents a reconciliation from the total of the segment contribution to the income before income taxes as reported on the face of the consolidated income statements:

                                                                   1999
                                                                 E (000)
                                                                ----------
Total contribution for reportable segments..................     2,124,137
Contribution from activities outside the reportable
  segments..................................................    (1,181,841)
STAR expenses...............................................      (140,324)
Other differences...........................................        (5,792)
                                                                ----------
Operating income............................................       796,180
                                                                ==========
Other non-operating income/expenses, net....................       (51,008)
Finance income, net.........................................       235,175
                                                                ----------
Income before income taxes..................................       980,347
                                                                ==========

     The contribution from activities outside the reportable segments mainly comprises research and development, general and administrative and other corporate expenses that are not allocated to the operating segments. Other differences primarily comprise currency translation differences.

     Segment Profitability

     A segment's profitability is calculated as the ratio of the segment's contribution to the segment's total revenues.

     Segment Assets

     The Company does not track assets or capital expenditures by operating segments. It would therefore be impractical to show assets, capital expenditures or related data by operating segments.

     Geographic Information

     The following table presents a summary of operations by geographic region. The Company did not prepare geographic information on a U.S. GAAP basis for 1997. The following amounts are based upon consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

                                                                                 INCOME BEFORE
                             SALES BY DESTINATION     SALES BY OPERATION         INCOME TAXES            TOTAL ASSETS
                             ---------------------   ---------------------   ---------------------   ---------------------
                               1999        1998        1999        1998        1999        1998        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)     E (000)     E (000)
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Germany....................  1,067,266     797,883   1,154,288     882,387     454,746     448,948   1,525,095   1,078,513
Rest of EMEA(1)............  1,407,437   1,138,714   1,347,150   1,058,877     199,968     174,694     997,172     820,359
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............  2,474,703   1,936,597   2,501,438   1,941,264     654,714     623,642   2,522,267   1,898,872
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
United States..............  1,638,277   1,564,320   1,630,094   1,570,541     234,974     257,866   1,634,374   1,002,311
Rest of Americas...........    507,528     437,602     506,255     437,230      75,657      58,334     333,556     223,737
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total Americas...........  2,145,805   2,001,922   2,136,349   2,007,771     310,631     316,200   1,967,930   1,226,048
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Asia-Pacific.............    489,705     377,095     472,426     366,579      15,002      (7,890)    336,692     321,015
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total....................  5,110,213   4,315,614   5,110,213   4,315,614     980,347     931,952   4,826,889   3,445,935
                             =========   =========   =========   =========   =========   =========   =========   =========

---------------
(1) Europe/Middle East/Africa

                              PROPERTY, PLANT AND                                                          EMPLOYEES
                                   EQUIPMENT         CAPITAL EXPENDITURES        DEPRECIATION         AS OF DECEMBER 31,
                             ---------------------   ---------------------   ---------------------   ---------------------
                               1999        1998        1999        1998        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)      1999        1998
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Germany....................    433,059     345,160     156,160     162,766      67,226      61,174       8,912       7,679
Rest of EMEA(1)............    137,337     130,442      35,075      57,346      29,695      24,164       4,162       3,281
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............    570,396     475,602     191,235     220,112      96,921      85,338      13,074      10,960
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
United States..............    177,433     130,866      43,690      90,128      16,994      13,899       4,408       4,463
Rest of Americas...........     16,586      15,624       8,286       9,149       7,598       7,892       1,597       1,521
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total Americas...........    194,019     146,490      51,976      99,277      24,592      21,791       6,005       5,984
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Asia-Pacific.............     29,861      23,320      16,099      12,023      13,311       9,960       2,620       2,364
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total....................    794,276     645,412     259,310     331,412     134,824     117,089      21,699      19,308
                             =========   =========   =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

     Germany incurs all research and development as SAP AG has title to all internally developed software. Approximately 73% of the research and development personnel are located in Germany, 6% in the rest of EMEA, 13% in the United States and 8% in the Asia-Pacific region.

     In 1998, the Company allocated total sales revenues by industry sectors for the first time. The six major groups of industry sectors generated the following total sales revenues for the year ended:

                                                                  1999         1998
                                                                 E (000)      E (000)
                                                                ---------    ---------
Process industries..........................................    1,082,198      974,219
Discrete manufacturing......................................    1,506,534    1,159,823
Fast-moving consumer goods..................................      770,309      649,569
Utilities and communication.................................      605,609      452,143
Financial services and service providers....................      831,031      826,657
Public sector...............................................      314,532      253,203
                                                                ---------    ---------
Total sales revenue.........................................    5,110,213    4,315,614
                                                                =========    =========

     The following table represents software revenue by type for the year ended December 31, 1999:

                                                                  1999
                                                                 E (000)
                                                                ---------
R/3.........................................................    1,616,179
mySAP.com...................................................      128,792
New Dimension...............................................      187,420
                                                                ---------
Total.......................................................    1,932,391
                                                                =========

  (35)  BOARD OF DIRECTORS

     Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 5, 2000, the total annual remuneration of the Supervisory Board for the year ended December 31, 1999, will amount to E 560 thousand. The total annual remuneration of the Executive Board for the year ended December 31, 1999 was E 5,529 thousand. Additionally, the Executive Board received E 3,351 thousand related to the STAR program. As of December 31, 1999 and 1998, the Company did not provide any loans, warranties or guaranties to the Executive Board. The pension accrual as of December 31, 1999, for former Executive Board members was E 1,263 thousand.

     The members of the Supervisory Board and Executive Board of SAP AG are listed on pages F-37 and F-43.

  (36)  MAJOR DIFFERENCES BETWEEN GERMAN AND U.S. ACCOUNTING PRINCIPLES

INTRODUCTION

     Being a holding corporation that owns the majority of voting rights in other enterprises, SAP AG is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code ("Handelsgesetzbuch -- HGB"). Section 292a HGB offers however an exemption from this obligation if consolidated financial statements are prepared and published that are in accordance with an internationally accepted accounting principle (U.S. GAAP or IAS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

FUNDAMENTAL DIFFERENCES

     German HGB accounting rules and U.S. GAAP are based on fundamentally different perspectives. While accounting under the German HGB emphasizes the principle of caution and creditor protection, the availability of relevant information for shareholder decision-making is the chief objective of U.S. GAAP. The comparability of the financial statements -- both from year to year and from company to company -- and the determination of performance on an accrual basis therefore rank higher under U.S. GAAP than under HGB.

REVENUE RECOGNITION

     Under German HGB, payment terms generally have no impact on revenue recognition. Under the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

     Generally, software maintenance agreements are concluded in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German HGB, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore the relative fair market value of nonstandard maintenance arrangements including free service periods reduce the related software license revenue and are recognized as maintenance revenue when such services are provided in subsequent periods.

PENSION BENEFITS

     Until 1997, reserves for pension obligations in Germany were determined by the ongoing-concern method applying an interest rate of 6% per annum, in accordance with German tax law. In 1998 the Company adopted the Projected Unit Credit Method, which is required under U.S. GAAP and permitted under German tax law. In contrast to the ongoing-concern method, the Projected Unit Credit Method makes allowance for projected compensation and pension increases and is based on actual rates of interest derived from the long-term borrowing rates in the countries concerned.

IN-PROCESS RESEARCH AND DEVELOPMENT

     Under German GAAP, the in-process research and development costs of companies acquired are not identified separately. Under U.S. GAAP, these costs are separately determined at the time of acquisition and charged to expense.

DEFERRED TAXES

     Under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

STOCK APPRECIATION RIGHTS PROGRAM ("STAR")

     The STAR program rewards selected employees based on the appreciation of SAP's preference share price over a predetermined period of time, the nine month period between May 1999 through February 2000, for the 1999 STAR program. The compensation arising from this measurement period is paid to participants in three installments. Under German GAAP, the total expense is recognized in 1999 as the STAR program was established as a 1999 compensation program. In addition, the accrual is based on the SAP Preference Share appreciation through the last date available before the preparation of the financial statements is finished. Under U.S. GAAP, the expense is recognized over a period beginning with the start of the STAR program in May 1999 and ending with the payment of the last installment in the middle of 2001. In addition, the accrual is based on the SAP preference share appreciation through December 31, 1999. Since the preference share price increased significantly after December 31, 1999, the accrual was larger under German GAAP.

MARKETABLE SECURITIES

     Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available-for-sale or held to maturity. The Company's securities are considered to be available-for-sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of deferred tax in other comprehensive income.

DERIVATIVES

     Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized, unrealized losses are accrued. Under SFAS 133 (which SAP implemented in 1999), derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

EMPLOYEE DISCOUNTED STOCK PURCHASE PROGRAM

     Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, all discounts provided under these programs are expensed whereas under U.S. GAAP, certain discounts provided are recorded as a direct reduction in additional paid-in capital.

#

EXECUTIVE BOARD                        Membership of supervisory boards and other comparable
                                       governing bodies of enterprises in Germany and other
                                       countries on December 31, 1999
---------------------------------------------------------------------------------------------------
PROF. DR. H.C. HASSO PLATTNER          Management Board, SAP (Schweiz) AG Systeme, Anwendungen
Schriesheim-Altenbach                  Produkte der Datenverarbeitung, Biel, Switzerland
Co-Chairman and CEO mySAP.com
Internet strategy, industry solution
development, basis technology,
marketing, corporate communications

PROF. DR. HENNING KAGERMANN            Supervisory Board, DaimlerChrysler Services (debis) AG,
Hockenheim                             Berlin Supervisory Board, IDS Scheer AG, Saarbrucken
Co-Chairman and CEO                    Supervisory Board, Municher Ruckversicherungs-Gesellschaft
Sales, distribution, consulting, and   AG, Munich
global customer relations, industry    Supervisory Board, SAP Solutions GmbH, Freiberg a. N.
solutions, strategic development
projects, finance and administration

PROF. DR. CLAUS E. HEINRICH            Supervisory Board, SVC AG Schmidt Vogel Consulting,
Walldorf                               Bielefeld
Development of industry solutions,
development SAP R/3 product, supply
chain management, human resources

GERHARD OSWALD                         Supervisory Board, SAP Systems Integration GmbH, Alsbach-
Wiesloch                               Hahnlein
SAP R/3 corporate services,
IT infrastructure

DR. PETER ZENCKE                       Supervisory Board, iXOS AG, Grasbrunn
Gorxheimertal                          Supervisory Board, Pixelpark AG, Berlin
Development of industry solutions,
customer relationship management,
e-business, coordination of global
research

EXTENDED MANAGEMENT BOARD
----------------------------------------------------------------------------------------------------
KARL-HEINZ HESS
Stutensee
Basis and mySAP.com development

DIETER MATHEIS
Muhlhausen
Chief Financial Officer

KEVIN S. MCKAY
Doylestown, PA, United States
SAP America, Inc. (CEO) Americas

LEO APOTHEKER
Fourqueux, France
Southwest Europe as of July 22, 1999

LES HAYMAN
Singapore
Asia-Pacific as of July 22, 1999

SUPERVISORY BOARD                        Membership of other supervisory boards and comparable
                                         governing bodies of enterprises in Germany and other
                                         countries on December 31, 1999
---------------------------------------------------------------------------------------------------
DIETMAR HOPP                             Supervisory Board, SAP Solutions GmbH, Freiberg a.N.
Walldorf
Chairperson

HELGA CLASSEN(*)
St. Leon-Rot
Service manager Deputy Chairperson

WILLI BURBACH(*)
Ratingen
Developer

DR. WILHELM HAARMANN                     Supervisory Board, iXOS AG, Grasbrunn
Kronberg/Taunus                          Supervisory Board, Haussler AG, Stuttgart
RA WP StB Haarmann, Hemmelrath &         Management Board, R. Oldenbourg GmbH & Co. KG, Munich
Partner                                  Supervisory Board, Immobilien- und Baumanagement der
Frankfurt am Main                        Bankgesellschaft Berlin GmbH, Berlin

BERNHARD KOLLER(*)
Walldorf
Development leader
Remote Services

KLAUS-DIETER LAIDIG                      Supervisory Board, Heiler Software AG, Stuttgart
Boblingen                                Supervisory Board, Henninger-Brau AG, Frankfurt
Business consultant                      Supervisory Board, Varetis AG, Munich
Laidig Business Consulting GmbH          Board of Directors, Agile Software Corporation, San Jose,
                                         CA, United States
                                         Board of Directors, Latitude Communications, Santa Clara,
                                         CA, United States
DR. GERHARD MAIER(*)
Wiesloch
Development manager

HARTMUT MEHDORN                          Supervisory Board, Lufthansa Technik AG, Hamburg
Heidelberg                               Supervisory Board, DB Station & Service AG, Berlin
Chairman of the Executive Board          Supervisory Board, DB Reise & Touristik AG, Berlin
Deutsche Bahn AG, Berlin                 Supervisory Board, DB Regio AG, Berlin
                                         Supervisory Board, DB Cargo AG, Berlin
                                         Supervisory Board, DB Netz AG, Berlin
DR. BARBARA SCHENNERLEIN(*)
Dresden
Consultant

ALFRED SIMON(*)
Malsch
Documentation shipping associate

DR. DIETER SPORI                         Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn
Backnang
Head of Corporate Representation
Federal
Affairs, DaimlerChrysler
AG, Berlin

DR. H.C. KLAUS TSCHIRA                   Supervisory Board, Lion bioscience AG, Heidelberg
Heidelberg
Managing director, Klaus Tschira
Foundation

---------------
(*)  elected by the employees

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                                AND THE COMPANY

     As of December 31, 1999, figures in E (000), except for % and employee information

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
I.  AFFILIATED COMPANIES
GERMANY
SAP Retail Solutions GmbH & Co.,
  St. Ingbert (4)..........................     100         79,807      16,150         24,916            570
SAP Systems Integration GmbH, Alsbach-
  Hahnlein.................................      60         63,584       5,670         18,809            347
SAP Solutions GmbH Systeme, Anwendungen,
  Produkte in der Datenverarbeitung,
  Freiberg a.N.............................      90         35,269       7,169          2,363            226
Steeb Anwendungssysteme GmbH, Abstatt......     100         28,869       1,907          6,526            158
SAP CRM Consulting GmbH & Co. KG,
  Mannheim.................................     100         21,658       2,220          3,473            208
SAP Learning Solutions GmbH, Immenstaad....      85          3,584         404          1,373             16
e-SAP.de GmbH & Co. KG, Walldorf(3)........     100            925        (468)         1,631             33
DACOS Software Holding GmbH, St. Ingbert...     100             --       3,339          8,617             --
SAP Retail Solutions
  Beteiligungsgesellschaft mbH, Walldorf...     100             --           5             30             --
e-SAP.de Beteiligungs GmbH, Walldorf(3)....     100             --          --             25             --
SAP CRM Consulting Beteiligungsgesellschaft
  mbH, Mannheim(3).........................     100             --          (1)            24             --
REST OF EUROPE, MIDDLE EAST AND AFRICA
SAP (UK) Limited, Feltham/UK...............     100        248,534      (2,007)        64,669            560
SAP France Systemes Applications et
  Progiciels S.A., Paris/France............     100        203,559      13,618         31,368            522
SAP (Schweiz) AG Systeme, Anwendungen und
  Produkte der Datenverabeitung, Biel/
  Switzerland..............................     100        176,667      34,462        103,578            315
S.A.P. Italia Sistemi Applicazioni Prodotti
  in Data Processing S.p.A., Milan/Italy...     100        109,915      14,296         31,034            248
SAP Nederland B.V., 's Hertogenbosch/The
  Netherlands..............................     100        106,401      16,611         36,013            318
SAP Osterreich, GmbH, Vienna/Austria.......     100         74,296       8,612         26,411            218
SAP ESPANA Y PORTUGAL SISTEMAS APLICACIONES
  Y PRODUCTOS
EN LA INFORMATICA, S.A., Madrid/Spain......     100         67,843       6,478         17,851            184
NV SAP BELGIUM SA, Brussels/Belgium........     100         67,365       9,790         21,188            165
SAP Svenska Aktiebolag, Stockholm/Sweden...     100         52,772       4,551         14,403            183
SYSTEMS APPLICATIONS PRODUCTS (SOUTHERN
  AFRICA) (PTY) LTD, Woodmead/South
  Africa...................................     100         44,486       1,492         11,037            293
SAP Danmark A/S, Brondby/Denmark...........     100         44,278       7,893         13,231            180
SAP Finland Oy, Espoo/Finland(3)...........     100         34,492       4,022         13,993            102
SAP Portugal Sistemas, Aplicacoes e
  Productos Informaticos, Sociedade
  Unipessoal, Lda. Paco
  d'Arcos/Portugal(3)......................     100         33,885       4,415         12,536             87

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
SAP CR, spol. s.r.o., Prague/Czech
  Republic.................................     100         32,160       2,156         10,138            141
SAP Norge AS, Lysaker/Norway(3)............     100         25,805      (3,647)         8,528             88
SAP Polska Sp. z.o.o., Warsaw/Poland.......     100         23,451         173          6,289            121
SAP Hungary Rendszerek, Alkalmazasok es
  Termekek az Adatfeldolgozasban
  Informatikai Kft., Budapest/Hungary......     100         13,149         588          5,043             86
SAP Slovensko s.r.o.,
  Bratislava/Slovakia......................     100          9,189         673            934             42
SAP Consult C.I.S., Moscow/Russia..........     100          8,707       1,347          1,778             85
SAP Retail Solutions Nederland B.V., 's
  Hertogenbosch/The Netherlands(4).........     100          6,792          26            227             --
SAP Service and Support Centre (Ireland)
  Limited, Dublin/Ireland..................     100          5,824       1,818          3,608             99
SAP-OFEK Ltd., Industrial Area Herzliya/
  Israel(3)................................      58          4,250         810          1,974             47
SAP Labs France S.A., Paris/France.........     100          2,409         266          2,043             17
CADRA S.A., Chazay
  D'Azergues/France(3),(4).................     100          2,268         192          1,784             55
SAP Ireland Ltd., Dublin/Ireland...........     100             --         811         26,607              6

AMERICAS
SAP America, Inc., Newtown Square/USA......     100      1,617,889      87,787        528,637          3,584
SAP Canada Inc., North York/Canada.........     100        187,065      16,545         43,041            469
SAP BRASIL LTDA., Sao Paulo/Brazil.........     100        137,104       8,385         20,714            505
SAP Labs, Inc. , Palo Alto,CA/USA(4).......     100        125,045       4,736         12,713            490
SAP MEXICO S.A. DE C.V., Mexico City/
  Mexico...................................     100         91,888      11,724         31,373            255
SAP Public Sector and Education, Inc.,
  Washington D.C./USA(4)...................     100         88,370     (19,917)       (26,772)           233
SAP ARGENTINA S.A., Buenos Aires/
  Argentina................................     100         52,655       5,903         21,889            184
SAP Andina y del Caribe S.A., Caracas/
  Venezuela................................     100         50,544       5,697          8,935            184
Campbell Software Inc.,
  Chicago/USA(3),(4).......................     100         13,359         668          4,408             58
SAP International, Inc., Miami,
  FL/USA(4)................................     100         11,493      (1,086)        (2,013)            43
SAP Investment Inc., Wilmington,
  DE/USA(4)................................     100             --      71,279        388,705             --

ASIA-PACIFIC
SAP Japan Co., Ltd., Tokyo/Japan...........     100        184,994       7,994          2,455            999
SAP AUSTRALIA PTY LTD, Sydney/ Australia...     100        152,582       3,389         20,221            367
SAP Asia Pte. Ltd., Singapore..............     100         61,969       2,360         13,761            268
SAP India Systems, Applications and
  Products in Data Processing Private
  Limited, Bangalore/India(4)..............     100         31,766       2,950         10,240            106
SAP Taiwan Co. Ltd., Taipei/Taiwan.........     100         21,220       4,791         11,173             86
SAP Korea Limited, Seoul/Korea.............     100         19,265         884         10,034            121
SAP Malaysia Sdn. Bhd., Kuala Lumpur/
  Malaysia.................................     100         18,834       1,317          4,895             69
SAP (Beijing) Software System Co., Ltd.,
  Beijing/China............................     100         18,177       1,028          4,102            182
SAP New Zealand Limited, Auckland/New
  Zealand..................................     100         12,819         119          6,551             43

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
SAP HONG KONG CO. LIMITED, Taikoo
  Shing/Hong Kong..........................     100         12,148       1,393          6,367             56
SAP Philippines, Inc., Makati
  City/Philippines.........................     100          7,566         598          1,873             39
SAP SYSTEMS, APPLICATIONS AND PRODUCTS
IN DATA PROCESSING (THAILAND) LTD.,
  Bangkok/Thailand.........................     100          7,347          30          3,682             48
SAP Labs India Pvt. Ltd. Bangalore/India...     100          6,694          (5)         3,256            224
PT SAP Asia, Jakarta/Indonesia.............     100          2,027         219           (434)            12
SAP India (Holding) Pte. Ltd., Singapore...     100             --         (14)           406             --

---------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these Companies included in the consolidated financial statements.

(2) As of December 31, 1999, including managing directors.

(3) Consolidated for the first time in 1999.

(4) Represents a wholly owned entity of a subsidiary.

                                                                                                 NUMBER OF
                                                                 NET INCOME/                     EMPLOYEES
                                         OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
NAME AND LOCATION OF COMPANY                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
----------------------------             ---------   ---------   -----------   -------------   -------------
II.  OTHER ASSOCIATED COMPANIES
SRS AG, Dresden/Germany................    50.0         53,274       5,893          9,956            410
Pandesic LLC, Santa Clara/ USA.........    50.0          7,064     (44,109)        (8,400)           278
Industry To Industry Inc.,
  Boston/USA(3)........................    34.3            161      (8,173)        20,989             29
SAP Hellas S.A. -- SOCIETE ANONYME OF
  SYSTEMS, APPLICATIONS & PRODUCTS IN
  DATA PROCESSING, Athens/ Greece(5)...    25.0             --          --             --             --

---------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

(2) As of December 31, 1999, including managing directors

(3) Consolidated for the first time in 1999

(4) Represents a wholly owned entity of a subsidiary